MAIL STOP 4546

October 13, 2017

Joseph McCann (for Suzanne Hayes, Assistant Director)

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McGraw Conglomerate Corporation
Pre-Effective Amendment No. 5 to Offering Statement on Form 1-A Filed October 2, 2017 File No. 024-10657

Dear Mr. McCann:

On October 2, in connection with the sale of up to 2,500,000 shares of common stock of McGraw Conglomerate Corporation (the “Company”) at $6.00 per share, we filed the Company’s Pre-Effective Amendment No. 5 to the Form 1-A originally filed December 23, 2016 (the “original filing”) with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated October 11, 2017 SEC comment letter (the “current comment letter”) relating to the Company’s P.E. No. 5, we hereby file this response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to Pre-Effective Amendment No. 6 (the “Amendment”) which is also being filed concurrently on EDGAR. This Response Letter responds to the comments in the indicated order and are provided on a tracked changes basis.

In the foregoing context, please be advised:

Part I

Item 2. Issuer Eligibility

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

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Comment 1: We note your response to prior comment 1 and refer to Rule 251(b)(3). Your disclosure on page 15 has not been revised and continues to indicate that management retains discretion to use the offering proceeds to pursue acquisitions with companies other than the companies identified in your offering circular. In addition, your use of proceeds table on page 34 indicates that you may use offering proceeds to purchase multiple businesses in the Construction & Energy sector but your disclosure on page 36 only identifies one such business, namely ADR Custom Builders, Inc. In light of these disclosures, we cannot agree that you either have a specific business plan or that your business plan is not to acquire unidentified companies. Accordingly, please revise the offering circular to limit the use of offering proceeds to companies identified in the offering circular or withdraw your filing.

Response: We have substantively revised the disclosures (particularly in the designated pages, namely 15, 34 and 36) identifying four companies and making other adjustments consistent with the staff comments. Most specifically, in several ways and places, we have made it clear that any acquisitions sourced from the contemplated Reg A offering raise may only be used with regard to ADR Construction, C&C Kolorpatch, Midnight Entertainment and/or TCM Corporation.

We again acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of your review, we trust that this lone remaining comment will have been satisfied and you can advise us that the Company’s Offering Statement can be declared effective at a mutually convenient time, hopefully on or before October 19, 2017. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.

Thank you for your assistance and prompt review of these materials. I will call Ms. Yale next Tuesday to coordinate any remaining issues with the staff, presumably including coordination of the date of effectiveness and the associated Request for Acceleration Letter to be filed pursuant to Rule 461.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

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